

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 15, 2011

Via Facsimile
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

      Re: Auscrete Corporation
               Pre-effective Amendment 12 to Registration Statement on Form S-1
               Filed December 1, 2011
               File No. 333-166976

Dear Mr. Sprovieri:

      We reviewed the filing and have the comments below.

General

1. We note your response to prior comment one from our letter dated November 23, 2011. Please address the following items:

    *   Please clarify for us the parties that have the controlling voting and equity interests in each of Auscrete and Auscrete of Oregon.

    *   It is not clear to us how the pre-tax operating margin generated by Auscrete after the assets are purchased and in use is indicative of the fair value of such assets. As previously requested, please disclose how you have determined that $750,000 is representative of the fair value of the equipment in the absence of a third party valuation. Please also tell us how you have considered the impact of depreciation between the initial purchase date of the equipment and the present period in your fair value determination and the amount of accumulated depreciation recorded for the related equipment on the balance sheet of Auscrete of Oregon. In addition, please tell us and disclose the current carrying value of such equipment.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please have your auditors revise their report to include your statement of income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long
Pamela A. Long
Assistant Director

cc: <u>Via U.S. Mail</u>
       Luc Nguyen, Esq.
       1192 Draper Parkway, #244
       Draper, UT 84020